UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-60044-01

AAG HOLDING COMPANY, INC.
 (Exact name of registrant as specified in its charter)

301 East Fourth Street, 39th Floor
Cincinnati, Ohio 45202
(513) 333-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.50% Senior Debentures due 2033 (guaranteed by Great American Financial Resources, Inc.)
7.25% Senior Debentures due 2034 (guaranteed by Great American Financial Resources, Inc.)
 (Title of each class of securities covered by this Form)

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(2)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

7.50% Senior Debentures due 2033 – 0 holders
7.25% Senior Debentures due 2034 – 0 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

AAG Holding Company, Inc.

Date: July 24, 2012	By:	/s/Mark F. Muething
Mark F. Muething
Senior Vice President

SIGNATURE PAGE TO FORM 15